Exhibit 4.1
CERTIFICATE OF DESIGNATION
OF
SERIES A-1 PREFERRED STOCK
OF
BIO-IMAGING TECHNOLOGIES, INC.
Pursuant to Section 151 of the General Corporation Law of the State of Delaware, Bio-Imaging Technologies, Inc., a Delaware corporation (the “Company”), DOES HEREBY CERTIFY THAT:
Pursuant to the authority expressly vested in the Board of Directors of the Company (the “Board of Directors”) by the Company’s Amended and Restated Certificate of Incorporation, the Board of Directors have duly adopted the following resolution providing for the authorization of a series of preferred stock of the Company consisting of 900,000 shares to be designated as Series A-1 Preferred Stock at a duly called meeting of the Board of Directors held on May 1, 2009.
“RESOLVED, that, pursuant to the Company’s Restated Certificate of Incorporation, which authorizes 3,000,000 preferred shares, par value $0.00025 per share (the “Preferred Stock”) and 18,000,000 common shares, par value $0.00025 per share (the “Common Stock”), and the authority conferred on the Board of Directors, the Board of Directors hereby fixes the powers, designations, preferences and relative, participating, optional and other special rights, and the qualifications, limitations and restrictions, of Series A-1 Preferred Stock, having the designations, preferences, relative participating, optional and other special rights, qualifications, limitations and restrictions as hereinafter set forth:
1. Designation.
The designation of the series of Preferred Stock created hereby is Series A-1 Preferred Stock and the number of shares constituting such series is 900,000 (the “Series A-1 Preferred Stock”). Each share of Preferred Stock shall have a par value of $0.00025.
2. Dividends.
The holders of the Preferred Stock shall not be entitled to receive dividends or distributions unless and until the Board of Directors declares dividends out of funds legally available for such purpose, and holders of the Preferred Stock shall be entitled to receive dividends on a pari passu basis with the holders of the Common Stock of the Company, if any declared.
3. Voting Rights.
On any matter presented to the stockholders of the Company for their action or consideration at any meeting of stockholders of the Company (or by written consent of stockholders in lieu of meeting), each holder of outstanding Preferred Stock shall be entitled to vote with the Common Stock of the Company on an as-if converted to Common Stock basis.

4. Conversion Rights.
The holders of the Preferred Stock shall have the following rights and be subject to the following obligations with respect to the conversion of such shares into shares of Common Stock:
4.1 Automatic Conversion. Immediately upon the requisite approval of the Parent Stockholder Proposal (as defined below) by the stockholders of the Company holding a majority of the Common Stock outstanding (the “Stockholder Approval”), all outstanding shares of the Preferred Stock shall be converted automatically into fully-paid and non-assessable shares of Common Stock, the number of which is determined by the Conversion Ratio (as defined below) in effect at the time of conversion, without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Company or its transfer agent. The initial conversion ratio at which shares of Common Stock shall be deliverable upon conversion of any of the Preferred Stock without payment of additional consideration by the holder thereof shall be one (1) share of Common Stock for one (1) share of Preferred Stock (the “Conversion Ratio”). Such Conversion Ratio shall be subject to adjustment from time to time in accordance with this Section 4. “Parent Stockholder Proposal” means that proposal authorizing an increase of the number of authorized shares under the Company’s certificate of incorporation, as amended, from 18,000,000 to a number of shares sufficient to include the Merger Consideration (as such term in defined in that certain Agreement and Plan of Merger by and among Company, BioClinica Acquisition, Inc. and etrials Worldwide Inc. dated as of the date hereof (the “Merger Agreement”).).
4.2 Surrender of Certificates Upon Conversion. Upon the occurrence of the conversion event specified in Section 4.1, the holders of the Preferred Stock shall, upon notice from the Company, surrender the certificates representing such shares at the office of the Company or its transfer agent for the Common Stock. Thereupon, there shall be issued and delivered to such holder a certificate or certificates for the number of shares of Common Stock into which the shares of the Preferred Stock so surrendered were convertible on the date on which the conversion event occurred. The Company shall not be obligated to issue such certificates unless certificates evidencing such shares of the Preferred Stock being converted are either delivered to the Company or any such transfer agent, or the holder notifies the Company that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Company or to indemnify the Company from any loss incurred by it in connection therewith.
4.3 Adjustment Upon Extraordinary Common Stock Event. Upon the happening of an Extraordinary Common Stock Event (as hereinafter defined), the applicable Conversion Ratio shall, simultaneously with the happening of such Extraordinary Common Stock Event, be adjusted by multiplying the applicable Conversion Ratio by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding immediately after such Extraordinary Common Stock Event and the denominator of which shall be the number of shares of Common Stock outstanding immediately prior to such Extraordinary Common Stock Event, and the product so obtained shall thereafter be the applicable Conversion Ratio, which, as so adjusted, shall be readjusted in the same manner upon the happening of any successive Extraordinary Common Stock Event or Events. An “Extraordinary Common Stock Event” shall mean (i) the issuance of additional shares of Common Stock as a dividend or other distribution on outstanding shares of Common Stock, (ii) a subdivision of outstanding shares of Common Stock into a greater number of shares of Common Stock, or (iii) a combination or reverse stock split of outstanding shares of Common Stock into a smaller number of shares of the Common Stock.

4.4 Adjustment Upon Capital Reorganization or Reclassification. If the Common Stock shall be changed into the same or a different number of shares of any other class or classes of capital stock, whether by capital reorganization, recapitalization, reclassification or otherwise (other than an Extraordinary Common Stock Event), then and in each such event the holder of each share of the Preferred Stock shall have the right thereafter to convert such share into, in lieu of the number of shares of Common Stock which the holder would otherwise have been entitled to receive, the kind and amount of shares of capital stock and other securities and property receivable upon such reorganization, recapitalization, reclassification or other change by the holders of the number of shares of Common Stock into which such shares of the Preferred Stock could have been converted immediately prior to such reorganization, recapitalization, reclassification or change, all subject to further adjustment as provided herein. The provision for such conversion right shall be a condition precedent to the consummation by the Company of any such transaction. In the case of a transaction to which both this Section 4.4 and Section 5.2 of this Certificate apply, then any such adjustment pursuant to this Section 4.4 shall first be made immediately prior to the consummation of such event, and then the Series A-1 Preferred Stock shall be paid pursuant to Section 5.2.
4.5 Certificate as to Adjustments; Notice by Company. In each case of an adjustment or readjustment of the Conversion Ratio, the Company at its expense will furnish each holder of Preferred Stock so affected with a certificate prepared by the Treasurer or Chief Financial Officer of the Company, showing such adjustment or readjustment, and stating in detail the facts upon which such adjustment or readjustment is based.
4.6 Fractional Shares. No fractional shares of Common Stock shall be issued upon any conversion of the Preferred Stock. All shares of Common Stock (including fractions thereof) issuable upon conversion of more than one share of Preferred Stock by a holder thereof shall be aggregated for purposes of determining whether conversion would result in the issuance of any fractional share. If, after the aforementioned aggregation, the conversion would result in the issuance to any holder of a fractional share, then, in lieu of any fractional share to which the holder would otherwise be entitled, the Company shall pay the holder cash equal to the product of such fraction multiplied by the Common Stock’s fair market value as determined in good faith by the Board of Directors as of the date of conversion.
5. Liquidation, Dissolution or Winding Up.
5.1 Treatment at Liquidation, Dissolution or Winding Up. In the event of a liquidation, dissolution or winding up of the Company, whether voluntary or involuntary (a “Liquidation Event”), the holders of each share of Preferred Stock (on an as-if converted basis) shall be entitled to receive in full out of the assets of the Company, whether such assets are capital, surplus or earnings (the “Available Assets”), an amount per share equal to the amount to be distributed per each share of Common Stock, assuming as if the Series A-1 Preferred Stock converted into Common Stock immediately prior to the consummation of such Liquidation Event. All distributions to holders of Preferred Stock upon a Liquidation Event shall be pari passu to that of the Common Stock.

5.2 Treatment of Reorganization, Consolidation, Merger, or Sale of Assets. Any merger, consolidation or other reorganization or combination to which the Company is a party that either (i) results in the transfer of fifty percent (50%) or more of the outstanding voting securities of the Company, (ii) results in the holders of the outstanding voting securities of the Company immediately prior to such transaction holding, directly or indirectly, less than a majority of the outstanding voting securities of the surviving entity, or (iii) a sale of all or substantially all of the assets of the Company, shall be regarded as a Liquidation Event for the purposes of this Section 5.
5.3 Distributions Other than Cash.
5.3.1 Whenever the distribution provided for in this Section 5 shall be payable in whole or in part in property other than cash, the value of any property distributed shall be the fair market value of such property as reasonably determined in good faith by the Board of Directors. All distributions of property other than cash made hereunder shall be made to the maximum extent possible, pro rata with respect to each series and class of Preferred Stock and Common Stock in accordance with the liquidation amounts payable with respect to each such series and class upon a Liquidation Event.
5.3.2 Notwithstanding anything herein to the contrary, in the event the property distributed pursuant to Section 5.3.1 consists of securities which are freely tradeable and are not subject to an investment letter or other restriction on tradability or marketability, such securities shall be valued as followed:
5.3.2.1 If traded on a securities exchange, the per share value shall be deemed to be the average closing price of a share of such securities on such exchange over the twenty (20) trading day period ending three (3) trading days prior to the closing of the Liquidation Event;
5.3.2.2 If actively traded over-the-counter, the per share value shall be deemed to be the average closing bid or sales price (whichever is applicable) of a share of such securities over the twenty (20) trading day period ending three (3) trading days prior to the closing of the Liquidation Event; and
5.3.2.3 If there is no active public market, the value shall be the fair market value thereof, as determined in good faith by the Board of Directors.
5.3.3 Notwithstanding anything herein to the contrary, the method of valuation of securities subject to investment letter or other restrictions on free tradability or marketability (other than restrictions arising solely by virtue of a holder of Common Stock or Preferred Stock’s status as an affiliate or former affiliate) shall be to make an appropriate discount from the market value determined as specified above in Section 5.3.2 to reflect the approximate fair market value thereof, as determined in good faith by the Board of Directors.

6. Redemption.
6.1 Redemption at Holder’s Option. If there is no Stockholder Approval prior to the first (1st) anniversary of the closing of the Merger, then at any time thereafter, each holder of the Preferred Stock (the “Holder”) may require the Company to purchase all or a portion of such Holder’s shares of Preferred Stock at a price per share of $4.1622 (the “Redemption Price”), subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization. To effect such redemption, the Holder shall deliver a written notice (the “Redemption Notice”) to the Company stating the number of shares of Preferred Stock such Holder wishes the Company to purchase. The Company shall redeem the shares of Preferred Stock contained in the Redemption Notice within five (5) business days of the Company’s receipt of the Redemption Notice (the “Redemption Date”).
6.2 Conditions to All Redemptions.
6.2.1 With respect to any redemption pursuant to this Section 6, the delivery to the Company of the certificates evidencing such shares of the Preferred Stock to be redeemed (together with all necessary endorsements) at the office of the Company or such other place as the Company may specify shall be a condition to the receipt by the holder of the Redemption Price.
6.2.2 Any redemption by the Company contemplated pursuant to the provisions of this Section 6 shall be consummated by the delivery of the consideration to be received by the holder whose shares of Preferred Stock are to be redeemed pursuant to Section 6.1 herein.
6.3 No Dividends on Preferred Stock. If on the Redemption Date, the Company has paid the Redemption Price as aforesaid for the shares of the Preferred Stock delivered for redemption as set forth herein, dividends, if any, shall cease to accumulate as of the Redemption Date on those shares of the Preferred Stock called for redemption and all rights of holders of such shares shall terminate, except for the right to receive the Redemption Price pursuant to this Section 6.
6.4 New Stock Certificates. Upon surrender of a certificate or certificates representing shares of the Preferred Stock which are to be redeemed in part and part of such shares are to remain outstanding after a Redemption Date, the Company shall execute and deliver to such holder of such outstanding shares, a new certificate representing such shares in an amount equal to the unredeemed portion of the shares of the Preferred Stock surrendered for partial redemption.
7. No Material Adverse Effect.
7.1.1 Notwithstanding the provisions of Section 242(b)(2) of the General Corporation Law, the following actions by the Company shall not constitute an amendment that adversely affects the Series A-1 Preferred Stock:

7.1.1.1 Amendment, alteration or repeal of any provision of the certificate of incorporation (but not of this Certificate of Designation) or bylaws of the Company;
7.1.1.2 Creation, or authorizing the creation of, or issue or obligate itself to issue shares of, any additional class or series of capital stock, or increase the authorized number of shares of Series A-1 Preferred Stock or increase the authorized number of shares of any additional class or series of capital stock; and
7.1.1.3 Reclassify, alter or amend any existing security of the Company that is pari passu with the Series A-1 Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Company, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to the Series A-1 Preferred Stock in respect of any such right, preference or privilege.”
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IN WITNESS WHEREOF, the undersigned has executed this Certificate of Designation as of this       day of May, 2009.

BIO-IMAGING TECHNOLOGIES, INC.
By:
	Name:	Ted I. Kaminer
	Title:	Executive Vice President and Chief Financial Officer